UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province, The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release - WORK Medical Technology Group LTD Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2025

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer

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